UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No.1)


500.com Limited

(Name of Issuer)

American depository shares,
each representing 10 Class A ordinary shares, par value US$0.00005 per share
(Title of Class of Securities)

33829R100
(CUSIP Number)

January 08, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  Rule 13d-1(b)
x Rule 13d-1(c)
  Rule 13d-1(d)

The reminder of this cover page shall be filled out for a repoting person initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 33829R100      13G

1.NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Prime Capital Management Company (Cayman) Limited


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a)
(b) x

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH

5.SOLE VOTING POWER


6.SHARED VOTING POWER

 2,869,090  (upon conversion of the American Depositary Shares)


7.SOLE DISPOSITIVE POWER


8.SHARED DISPOSITIVE POWER


 2,869,090  (upon conversion of the American Depositary Shares)


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  2,869,090 (upon conversion of the American Depositary Shares)


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES(see instructions)


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.95%


12.TYPE OF REPORTING PERSON(see instructions)

IA




CUSIP No. 33829R100       13G

1.NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Prime Capital Management Company Limited


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)


(a)
(b) x


3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong


NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH


5.SOLE VOTING POWER


6.SHARED VOTING POWER

2,869,090  (upon conversion of the American Depositary Shares)


7.SOLE DISPOSITIVE POWER


8.SHARED DISPOSITIVE POWER


2,869,090 (upon conversion of the American Depositary Shares)


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,869,090 (upon conversion of the American Depositary Shares)


10.CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES(see instructions)


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.95%


12.TYPE OF REPORTING PERSON(see instructions)

IA




CUSIP No. 33829R100       13G

1.NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Dragon Billion China Master Fund


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(see instructions)


(a)
(b) x


3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands


NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH

5.SOLE VOTING POWER


6.SHARED VOTING POWER


2,682,850 (upon conversion of the American Depositary Shares)


7.SOLE DISPOSITIVE POWER


8.SHARED DISPOSITIVE POWER


2,682,850 (upon conversion of the American Depositary Shares)


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,682,850 (upon conversion of the American Depositary Shares)


10.CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES(see instructions)


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.63%


12.TYPE OF REPORTING PERSON(see instructions)

OO


CUSIP No:33829R100  13G


1.NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Yijun Liu


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)     x

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

Peoples Republic of China


NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH


5.SOLE VOTING POWER


6.SHARED VOTING POWER

2,869,090 (upon conversion of the American Depositary Shares)


7.SOLE DISPOSITIVE POWER


8.SHARED DISPOSITIVE POWER

2,869,090 (upon conversion of the American Depositary Shares)


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,869,090 (upon conversion of the American Depositary Shares)


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES(see instructions)


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.95%


12.TYPE OF REPORTING PERSON(see instructions)

IN, HC




CUSIP No:33829R100       13G


Item 1.

(a)	Name of issuer:

500.com Limited

(b)	Address of Issuers Principal Executive Offices:

500.com Building

Shenxianling Sports Center

Longgang District

Shenzhen

Peoples Republic of China


Item 2.

(a)	Name of person filing:

This statement is filed on behalf of each of the following persons (together, the Reporting Persons):

(i)	Prime Capital Management Company (Cayman) Limited (Prime
Capital Cayman)
(ii)	Prime Capital Management Company Limited (Prime Capital HK)
(iii)	Dragon Billion China Master Fund (the Fund)
(iv)	Mr. Yijun Liu (Mr. Liu)

This statement relates to Class A ordinary shares of the Issuer held by the Fund and a managed account in the form of American depositary Shares. Prime Capital Cayman and Prime Capital HK are the Investment Manager and the Investment Adviser, respectively, for the Fund and the managed account and have been granted discretion over the portfolio investments of the Fund and the managed account, including the Issuers American Depositary Shares. Prime Capital HK is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940.Mr. Liu is the Director of Prime Capital Cayman, Prime Capital HK and the Fund, and he is also the portfolio manager of the Fund.

(b)	Address of the Principal Office of Prime Capital HK
is:

Unit 2303, Low Block
Grand Millennium Plaza
181 Queens Road Central
Hong Kong

Address of the Principal Office of Prime Capital
Cayman and the Fund is:

c/o Campbells Corporate Services Limited
Floor 4 Willow House Cricket Square
P.O. Box 268
George Town
Grand Cayman KY1-1104
Cayman Islands

(c)	Citizenship:

Prime Capital HK is a Hong Kong limited company.  Prime Capital
Cayman and the Fund are Cayman Islands exempted companies.
Mr. Liu is a citizen of the Peoples Republic of China.

(d)	Title of Class of Securities:

American depository shares, each representing 10 Class A ordinary shares, par value US$0.00005 per share

(e) CUSIP Number: 33829R100



CUSIP Number: 33829R100      13G

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a :

N/A

(a)Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o).

(b)Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c).

(d)Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3);

(j)Group, in accordance with 240.13d-1(b)(1)(ii)(J).


Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The percentages used in this Item 4 are calculated based on 57,860,000 Class A ordinary shares outstanding as of November 22, 2013 as reported in the Issuers Form
424(B)(4) dated November 21, 2013. Beneficial ownership information is presented as of December 31,2013 and January 08,2014.



(a) Amount beneficially owned:

As of December 31,2013, Prime Capital HK , Prime Capital
Cayman and Mr. Liu may be deemed to be the beneficial owner of 4,200,900 Class A ordinary shares (upon conversion of the American Depository Shares) and the Fund may be deemed to be the beneficial owner of 3,928,260 Class A ordinary shares (upon conversion of the American
Depository Shares)

As of January 08, 2014, Prime Capital HK , Prime Capital
Cayman and Mr. Liu may be deemed to be the beneficial owner of 2,869,090 Class A ordinary shares
(upon conversion of the American Depository Shares) and the Fund may be deemed to be the beneficial owner of 2,682,850 Class A ordinary shares (upon conversion of the American Depository Shares)

(b)	Percent of class:

(i) Prime capital HK, Prime Capital Cayman and Mr. Liu:

As of December 31,2013: 7.26%
As of January 08, 2014: 4.95%

(ii) the Fund:

As of December 31,2013: 6.78%
As of January 08, 2014: 4.63%


(c)	Number of shares as to which the person has:

Sole power to vote or to direct the vote

As of December 31,2013: 0
As of January 08, 2014: 0


Shared power to vote or to direct the vote  :

(i) Prime capital HK, Prime Capital Cayman and Mr. Liu:

As of December 31,2013: 4,200,900
As of January 08, 2014: 2,869,090

(ii) the Fund:

As of December 31,2013: 3,928,260
As of January 08, 2014: 2,682,850


Sole power to dispose or to direct the disposition of

As of December 31,2013: 0
As of January 08, 2014: 0

Shared power to dispose or to direct the disposition of

(i) Prime capital HK, Prime Capital Cayman and Mr. Liu:

As of December 31,2013: 4,200,900
As of January 08, 2014: 2,869,090

(ii) the Fund:

As of December 31,2013: 3,928,260
As of January 08, 2014: 2,682,850

Instruction:For computations regarding securities which represent a right to acquire an underlying security see 240.13d-3(d)(1)



CUSIP No. 33829R100	 	13G

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

All Reporting Persons currently hold less than 5%, both individually and in the aggregate.


Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the
Group.

Prime Capital HK and Prime Capital Cayman are the
Investment Adviser and Investment Manager, respectively, of the Fund. Mr. Liu is the Director of Prime Capital Cayman,
Prime Capital HK and the Fund, and he is also the portfolio manager of the Fund.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certifications.


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a Participant in any transaction having that purpose or effect.




CUSIP No.  33829R100	 	13G

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on this Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:January 16,2014
Yijun Liu


By: /s/__Yijun Liu__
Name: Yijun Liu


Date: January 16,2014
PRIME CAPITAL MANAGEMENT COMPANY LIMITED


By: /s/_Yijun Liu_
Name:  Yijun Liu
Title: Director


Date: January 16,2014
PRIME CAPITAL MANAGEMENT COMPANY
          (CAYMAN) LIMITED



By:/s/_Yijun Liu_
Name:  Yijun Liu
Title: Director



CUSIP No.  33829R100	 	13G


Date:January 16,2014
DRAGON BILLION CHINA MASTER FUND


By: /s/__Yijun Liu_
Name: Yijun Liu
Title: Director